Exhibit 99.13

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

UNAUDITED

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2011

(Canadian Dollars)

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

($000’s)

	July 31,	October 31,
	2011	2010
	(Unaudited)

ASSETS
Current
Cash and cash equivalents [note 3]	$14,207	$18,266
Accounts receivable	8,165	8,866
Inventory	22,783	17,536
Prepaid expenses	3,848	3,109
Income taxes recoverable	751	—
Future income tax	95	97
Due from related parties [note 10]	209	204
	50,058	48,078

Property, equipment and leasehold improvements	10,335	5,558
Intangible assets	9,477	8,908
Goodwill	7,706	7,715
	$77,576	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$34,489	$26,988
Income tax payable	—	44
Deferred revenue	74	17
Deferred gain on sale of equipment	87	88
Capital lease obligation [note 5]	944	811
Lease inducement	93	7
	35,687	27,955

Deferred gain on sale of equipment	215	285
Long-term debt [note 4]	1,500	—
Capital lease obligation [note 5]	3,844	2,508
Long-term lease inducement	385	140
Future income tax	3,284	3,359
	44,915	34,247

SHAREHOLDERS’ EQUITY
Share capital [note 6]
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,678,471 common shares [2010 — 55,396,171]	39,817	39,176
Contributed surplus [note 7]	3,150	2,663
Accumulated other comprehensive loss [note 8]	(3,908)	(3,783)
Deficit	(6,398)	(2,044)
	32,661	36,012
	$77,576	$70,259

See accompanying notes to the unaudited interim consolidated financial statements

Contingencies [note 9]

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS (LOSS)

(Unaudited) ($000’s, except share and per share amounts)

	Three months ended		Nine months ended
	July 31		July 31
	2011	2010	2011	2010

Sales	$49,589	$39,455	$134,036	$112,681
Cost of sales	34,481	28,078	93,730	80,737
Gross profit	15,108	11,377	40,306	31,944

Advertising	8,163	4,890	19,653	12,801
Selling, general and administration	7,320	5,087	22,104	14,565
Share-based compensation	310	109	768	459
Amortization on property, equipment and leasehold improvements	512	364	1,393	932
Amortization on intangible assets	235	308	613	1,098
Foreign exchange (gains) losses	(336)	(5)	(330)	270
Interest	75	15	210	30
Earnings (loss) before income taxes	(1,171)	609	(4,105)	1,789
Income tax (recovery)	384	80	(138)	128
Net earnings (loss)	(1,555)	529	(3,967)	1,661

Unrealized foreign exchange gains (losses) on translation of financial statements of self-sustaining foreign operations	(624)	393	(125)	(1,352)
Comprehensive earnings (loss)	$(2,179)	$922	$(4,092)	$309

Basic earnings (loss) per share	$(0.03)	$0.01	$(0.07)	$0.03
Diluted earnings (loss) per share	$(0.03)	$0.01	$(0.07)	$0.03

Weighted average number of common shares outstanding
Basic	55,409,764	56,981,557	55,326,382	56,948,115
Diluted	55,409,764	57,963,709	55,326,382	58,036,184

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited) ($000’s)

Nine months ended July 31	2011	2010

Deficit, beginning of period	$(2,044)	$(3,897)
Net earnings (loss)	(3,967)	1,661
Premium on purchase of common shares for cancellation [Note 6]	(387)	(52)
Deficit, end of period	$(6,398)	$(2,288)

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) ($000’s)

	Three months ended		Nine months ended
	July 31		July 31
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net earnings (loss)	$(1,555)	$529	$(3,967)	$1,661
Non-cash items affecting earnings:
Amortization	747	672	2,006	2,030
Amortization of deferred lease inducement	(23)	(2)	331	(31)
Share-based compensation	310	109	768	459
Future income taxes	(22)	(46)	(70)	(181)
Changes in non-cash working capital:
Accounts receivable	857	303	709	(549)
Inventory	2,376	511	(5,254)	(201)
Prepaid expenses	(1,334)	4	(702)	(478)
Accounts payable and accrued liabilities	3,148	8,060	7,849	8,561
Income tax payable	(158)	65	(552)	(697)
Deferred revenue	(76)	—	53	—
Deferred gain on disposition	—	313	(10)	313
Cash provided by operating activities	4,270	10,518	1,161	10,887

INVESTING ACTIVITIES
Repayments from (advances to) related parties	—	(3)	(8)	172
Acquisition of property, equipment and leasehold improvements	(404)	(1,422)	(3,181)	(2,987)
Acquisition of intangible assets	(996)	(106)	(1,189)	(294)
Disposition of property and equipment	—	1,817	343	1,817
Cash (used in) provided by investing activities	(1,400)	286	(4,035)	(1,292)

FINANCING ACTIVITIES
Issuance of common shares on exercise of options	493	39	697	131
Capital lease payments	(229)	—	(653)	—
Increase in capital lease obligation	—	—	603	—
Advance (repayment) of long-term debt	(3,000)	—	1,500	—
Purchase of common shares for cancellation	—	(158)	(3,011)	(158)
Cash used in financing activities	(2,736)	(119)	(864)	(27)

Effect of exchange rate changes on cash and cash equivalents	(293)	249	(321)	(288)

Increase (decrease) in cash and cash equivalents	(159)	10,934	(4,059)	9,280
Cash and cash equivalents, beginning of period	14,366	9,878	18,266	11,532
Cash and cash equivalents, end of period	$14,207	$20,812	$14,207	$20,812

Supplemental disclosure of cash flow information:
Income tax paid (recovered) in cash	$297	$103	$(534)	$602
Interest paid in cash	$102	$—	$229	$—

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

These unaudited interim consolidated financial statements have been prepared by Coastal in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, and accordingly, do not include all disclosures required for annual financial statements. These unaudited interim consolidated financial statements, which include accounts of Coastal and its wholly owned subsidiaries, reflect the same accounting principles and methods of application as those disclosed in the notes to Coastal’s audited consolidated financial statements for the year ended October 31, 2010 and should be read in conjunction with these statements. All intercompany transactions and balances have been eliminated.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2. FUTURE ACCOUNTING POLICIES

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Coastal has the Canadian Dollar equivalent of $1.1 million of cash on hand which is restricted pursuant to a letter of guarantee issued by a financial institution in favor of the Norwegian Customs and Excise Service to secure the payment of duty and value added tax collected by Coastal.

Coastal has the Canadian Dollar equivalent of $0.2 million of cash on hand which is restricted for the purpose of providing security to retain the services of a certain Norwegian tax firm.

Coastal also has $0.2 million in term deposits that are restricted for the purposes of providing security over certain debt facilities.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

4. OPERATING LOAN FACILITIES

Coastal has access to a secured operating line of credit, totaling $6.0 million with interest payable at the lender’s prime rate. The balance is due for repayment on March 31, 2013. As at July 31, 2011 $1.5 million was outstanding on this facility.

A subsidiary of Coastal has access to a secured operating loan facility, totaling 30,000,000 Swedish Krona (Canadian dollar equivalent of approximately $4.6 million). The facility bears interest on any outstanding balance at a rate of 0.8% above the bank’s lending rate. As at July 31, 2011, there was nil balance outstanding.

5. CAPITAL LEASE OBLIGATION

During the nine-month period ended July 31, 2011, Coastal sold equipment totaling $0.3 million to a lessor and subsequently leased the assets back. The resulting lease is classified as a capital lease. The interest rate on the lease facility is fixed at 5.54% and is repayable over 48 monthly payments. Lease payments for the next year amount to $0.08 million. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires.

During the nine-month period ended July 31, 2011, a lessor advanced $1.7 million as prepayment for certain equipment on order.

6. SHARE CAPITAL

(a) Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	Nine Months Ended		Twelve Months Ended
	July 31, 2011		October 31, 2010
	#	$000’s	#	$000’s

Balance, beginning of period	55,396,171	39,176	56,901,719	40,248
Issued on exercise of options	680,000	942	151,500	226
Purchased and cancelled	(397,700)	(301)	(1,657,048)	(1,298)
Balance, end of period	55,678,471	39,817	55,396,171	39,176

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

6. SHARE CAPITAL (Continued)

On January 11, 2011 Coastal renewed its NCIB with the TSX for maximum eligible purchases of 3,348,391 of Coastal’s common shares. For the nine month period ended July 31, 2011, 397,700 common shares were repurchased and cancelled under this NCIB for an average price of $1.73 per share. No common shares were repurchased for three month period ended July 31, 2011. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

(b) Share purchase options

Coastal’s shareholders adopted a stock option plan (the “Option Plan”) for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. During the quarter ended July 31, 2011, 150,000 non-employee options were granted to a firm that Coastal has engaged to provide investor relation services.

Share purchase option activity for the nine months ended July 31, 2011:

	#	$

Options outstanding, October 31, 2010	4,748,000	0.80 – 1.49
Granted	1,230,000	1.62 – 2.80
Exercised	(680,000)	1.00 – 1.11
Forfeited	(175,000)	0.89 – 1.12
Options outstanding, July 31, 2011	5,123,000	0.80 – 2.80

Share purchase options outstanding as at July 31, 2011:

	Share purchase options outstanding			Share purchase options exercisable
		Weighted	Weighted
	Number of	average	average	Number of
Range of exercise	common	remaining	exercise	common	Weighted average
price	shares	contractual	price	shares	exercise price
$	issuable	life in years	$	issuable	$

$0.80 - $0.99	1,445,000	1.89	0.86	1,336,668	0.86
$1.00 - $1.14	1,063,000	1.38	1.10	1,009,000	1.10
$1.15 - $1.62	2,165,000	4.07	1.50	595,164	1.48
$1.63 - $2.80	450,000	4.89	2.80	25,000	2.80
	5,123,000	2.97	1.35	2,965,832	1.08

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

6. SHARE CAPITAL (Continued)

The fair value of the option grants are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended July 31		Nine Months Ended July 31
	2011	2010	2011	2010

Dividend yield	0%	0%	0%	0%
Expected volatility	47.8%	52.4%	50.3%	54.5%
Risk free interest rate	2.2%	2.5%	2.3%	2.6%
Expected lives	5.0 years	5.0 years	5.0 years	5.0 years

(c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (ESOP) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase common shares of Coastal on the open market. Approximately 59% of Coastal employees are eligible to participate in the ESOP.

Coastal’s share of contributions made during the nine month period ended July 31, 2011 totaled $0.4 million and $0.1 million was contributed during the three month period ended July 31, 2011.

7. CONTRIBUTED SURPLUS

$000’s

Balance - October 31, 2010	2,663
Share-based compensation	768
Options exercised	(281)
Balance —July 31, 2011	3,150

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

$000’s

Balance - October 31, 2010	(3,783)
Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	(125)
Balance — July 31, 2011	(3,908)

9. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect to on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which $0.7 million has been accrued in accounts payable and accrued liabilities as at July 31, 2011.

10. RELATED PARTY BALANCES AND TRANSACTIONS

	July 31,	October 31,
	2011	2010
	$000’s	$000’s

Promissory notes receivable	209	204

As at July 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totalling $0.16 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are principally officers of Coastal and are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at July 31, 2011.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2011

Unaudited

11. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America and Europe to customers in North America, Europe and the Asia Pacific region.

Geographical information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

	Canada	Sweden	Norway	USA	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales
Three months ended July 31, 2011	15,148	9,531	5,070	6,621	13,219	49,589
Three months ended July 31, 2010	8,623	7,929	4,902	6,001	12,000	39,455

Nine months ended July 31, 2011	36,499	25,455	14,164	20,158	37,760	134,036
Nine months ended July 31, 2010	23,892	21,853	14,176	18,063	34,697	112,681

Property, equipment and leasehold improvements
As at July 31, 2011	8,855	1,456	—	—	24	10,335
As at July 31, 2010	3,441	1,425	—	—	—	4,866

	Three months ended July 31			Nine months ended July 31
	Contact Lenses	Glasses	Total	Contact Lenses	Glasses	Total
By Product Type	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales 2011	37,646	11,943	49,589	105,730	28,306	134,036
Sales 2010	34,434	5,021	39,455	99,156	13,525	112,681